MINDESTA, INC.

[Stationary]

June 3, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:   Myra Moosariparambil

Re:

Form 10-K for the Year Ended December 31, 2014

Filed April 14, 2015

Current Report on Form 8-K

September 11, 2014

File No.  000-30651

Dear Sir/Madam:

Our chief financial officer, auditors and legal counsel have not been able to organize necessary material to adequately respond to the Commission’s comment letter.

In order to provide the Company with sufficient time to respond to the comment letter, request is hereby made that the response letter be filed no later than June 9, 2015.

Thanking you in advance for your cooperation in this matter

Sincerely,

/s/Dean Hanisch

Dean Hanisch, president